ISSUER FREE WRITING PROSPECTUS No. 571B Filed Pursuant to Rule 433 Registration Statement No. 333-137902 Dated December 8, 2008

Performance Securities with Contingent Protection

Linked to the S&P 500® Index

Strategic Alternatives to Indexing

Deutsche Bank AG, London Branch

$• Securities Linked to the S&P 500® Index due on or about December 31, 2013

Investment Description

Performance Securities with Contingent Protection Linked to the S&P 500® Index (the “Securities”) provide enhanced exposure to potential appreciation of the S&P 500® Index (the “Index”) together with contingent protection at maturity of your initial investment if the Index Ending Level is equal to or above the Trigger Level. Investments with contingent protection of the invested amount can help reduce portfolio risk while maintaining an enhanced exposure to equities. The Securities do not guarantee any return of your initial investment. A negative Index Return where the Index Ending Level is below the Trigger Level will result in a payment at maturity of less than $10.00 per Security. The contingent protection feature only applies at maturity. Any payment on the Securities, including any contingent protection, is subject to the creditworthiness of the Issuer.

Features

❑

Growth Potential: The Securities provide the opportunity to receive enhanced equity returns by multiplying any positive Index Return by the Participation Rate of 100.00% to 110.00% (the actual Participation Rate will be determined on the Trade Date). The Securities are not subject to a maximum gain.

❑

Contingent Protection of the Invested Amount: If the Index Return is negative, protection of your initial investment will depend on whether or not the Index Ending Level is below the Trigger Level. Contingent protection only applies if the Securities are held to maturity, and is subject to the creditworthiness of the Issuer.

❑	Exposure to U.S. equities: Investors can gain exposure to U.S. equities through the Index.

Key Dates1

Trade Date	December 23, 2008
Settlement Date	December 31, 2008
Final Valuation Date[2]	December 24, 2013
Maturity Date[2]	December 31, 2013
CUSIP	25154K 52 8
ISIN	US25154K5285

[1]

Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Securities remains the same.

[2]	Subject to postponement in the event of a market disruption event and as described under “Description of Securities—Payment at Maturity” in the accompanying product supplement B.

Security Offering

We are offering Performance Securities with Contingent Protection Linked to the S&P 500® Index. The Securities are linked to the S&P 500® Index (the “Index”). The Securities are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the performance of the Index. The Securities are our senior unsecured obligations and are offered at a minimum investment of $1,000.

See “Additional Terms Specific to the Securities” in this free writing prospectus. The Securities will have the terms specified in the prospectus dated October 10, 2006, the prospectus supplement dated November 13, 2006, product supplement B dated April 28, 2008, underlying supplement no. 1 dated April 24, 2008 and this free writing prospectus. See “Key Risks” in this free writing prospectus and “Risk Factors” in the accompanying product supplement B for risks related to investing in the Securities.

Deutsche Bank AG has filed a registration statement (including the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006, product supplement B dated April 28, 2008 and underlying supplement no. 1 dated April 24, 2008) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest in the Securities, you should read these documents and any other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001159508. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, addendum to the product supplement, underlying supplement and this free writing prospectus if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the Securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Securities prior to their issuance. We will notify you in the event of any changes to the terms of the Securities, and you will be asked to accept such changes in connection with your purchase of any Securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the Securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this free writing prospectus, the accompanying prospectus, the prospectus supplement, product supplement B and underlying supplement no. 1. Any representation to the contrary is a criminal offense. The Securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. The Securities are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

	Price to Public	Discounts and Commissions(1)	Proceeds to Us
Per Security	$10.00	$0.35	$9.65
Total	$	$	$
(1)	For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information” on the last page of this free writing prospectus.

UBS Financial Services Inc.	Deutsche Bank Securities

Additional Terms Specific to the Securities

You should read this free writing prospectus, together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which the Securities are a part, and the more detailed information contained in product supplement B dated April 28, 2008 and underlying supplement no. 1 dated April 24, 2008. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

♦	Underlying supplement no. 1 dated April 24, 2008:

http://www.sec.gov/Archives/edgar/data/1159508/000119312508091316/d424b21.pdf

♦	Product supplement B dated April 28, 2008:

http://www.sec.gov/Archives/edgar/data/1159508/000119312508093422/d424b21.pdf

♦	Prospectus supplement dated November 13, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

♦	Prospectus dated October 10, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

References to “Deutsche Bank AG,” “we,” “our” and “us” refer to Deutsche Bank AG, including, as the context requires, acting through one of its branches. In this free writing prospectus, “Securities” refers to the Performance Securities with Contingent Protection Linked to the S&P 500® Index that are offered hereby, unless the context otherwise requires.

This free writing prospectus, together with the documents listed above, contains the terms of the Securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Key Risks” in this free writing prospectus and “Risk Factors” in the accompanying product supplement, as the Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the Securities.

Investor Suitability

The Securities may be suitable for you if:

♦	You seek an investment with a return linked to the performance of the S&P 500® Index.

♦

You seek an investment that offers only contingent protection of your investment when the Securities are held to maturity and are willing to be exposed to the risk that you will lose some or all of your initial investment if the Index Ending Level is below the Trigger Level.

♦	You are willing and able to hold the Securities to maturity and accept that there may be little or no secondary market for the Securities.

♦	You do not seek current income from this investment.

♦	You are willing to invest in the Securities based on the range indicated for the Participation Rate (the actual Participation Rate will be determined on the Trade Date).

♦	You are comfortable with the creditworthiness of Deutsche Bank AG, as Issuer of the Securities.

The Securities may not be suitable for you if:

♦	You do not seek an investment with exposure to the S&P 500® Index.

♦	You believe the Index Ending Level will be below the Trigger Level.

♦	You are unwilling or unable to hold the Securities to maturity.

♦	You seek an investment that is 100% protected against the loss of your initial investment.

♦	You seek current income from your investments.

♦	You seek an investment for which there will be an active secondary market.

♦	You are not willing or unable to assume the credit risk associated with Deutsche Bank AG, as Issuer of the Securities.

Indicative Terms

Issuer	Deutsche Bank AG, London Branch

Issue Price	$10.00 per Security

Term	5 years

Index	The Securities are linked to the S&P 500® Index (the “Index”)

Trigger Level	50% of the Index Starting Level

Participation Rate	100.00% to 110.00%. The actual Participation Rate will be determined on the Trade Date.

Payment at Maturity (per $10.00 Security)

If the Index Return is positive, you will receive:

$10.00 + [$10.00 x Index Return x Participation Rate]

If the Index Return is zero, you will receive $10.00 per $10.00 Security.

If the Index Return is negative and the Index Ending Level is not below the Trigger Level, you will receive $10.00 per $10.00 Security.

If the Index Return is negative and the Index Ending Level is below the Trigger Level, you will receive:

$10.00 + ($10.00 x Index Return)

In this scenario, you lose 1% of your initial investment for every 1% of negative performance of the Index.

Index Return	Index Ending Level - Index Starting Level Index Starting Level

Index Starting Level	The closing level of the Index on the Trade Date.

Index Ending Level	The closing level of the Index on the Final Valuation Date.

Determining Payment at Maturity

In this scenario, the contingent protection is lost and you will receive a payment at maturity that is less than your initial investment depending on how much the Index declines.

What are the tax consequences of the Securities?

You should review carefully the section of the accompanying product supplement entitled “Certain U.S. Federal Income Tax Consequences.” Although the tax consequences of an investment in the Securities are uncertain, we believe the Securities should be treated as prepaid financial contracts for U.S. federal income tax purposes. Based on current law, under this treatment you should not be required to recognize taxable income prior to the maturity of your Securities, other than pursuant to a sale or exchange, and your gain or loss on the Securities should be long-term capital gain or loss if you hold the Securities for more than one year. If, however, the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the Securities, the timing and/or character of income on the Securities might differ materially and adversely from the description herein. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this free writing prospectus and the accompanying product supplement.

On December 7, 2007, the Department of the Treasury (“Treasury”) and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the Securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the Securities.

For a discussion of certain German tax considerations relating to the Securities, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

Neither we nor UBS Financial Services Inc. provides any advice on tax matters. Both U.S. and non-U.S. holders should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of investing in the Securities (including possible alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Scenario Analysis and Examples at Maturity

The following scenario analysis and examples assume a Participation Rate of 105.00%, a Trigger Level of 438.04 (50.00% of a hypothetical Index Starting Level of 876.07) and a range of Index Returns. The actual Participation Rate and Index Starting Level will be set on the Trade Date.

Hypothetical Index Ending Level	Index Return (%)	Payment at Maturity ($)	Return at Maturity (%)
1,752.14	100.00%	$20.50	105.00%
1,576.93	80.00%	$18.40	84.00%
1,401.71	60.00%	$16.30	63.00%
1,226.50	40.00%	$14.20	42.00%
1,138.89	30.00%	$13.15	31.50%
1,007.48	15.00%	$11.58	15.75%
963.68	10.00%	$11.05	10.50%
876.07	00.00%	$10.00	0.00%
788.46	-10.00%	$10.00	0.00%
657.05	-25.00%	$10.00	0.00%
525.64	-40.00%	$10.00	0.00%
438.04	-50.00%	$10.00	0.00%
350.43	-60.00%	$4.00	-60.00%
262.82	-70.00%	$3.00	-70.00%
175.21	-80.00%	$2.00	-80.00%
0.00	0.00%	$0.00	-100.00%

Example 1—The level of the Index increases by 10% from an Index Starting Level of 876.07 to an Index Ending Level of 963.68. Because the Index Ending Level of 963.68 is greater than the Index Starting Level of 876.07, the Index Return is positive and calculated as follows:

Index Return = (963.68 – 876.07)/876.07 = 10%

Because the Index Return is equal to 10%, the payment at maturity is equal to $11.05 per $10.00 Security, calculated as follows:

Payment at maturity per $10.00 Security = $10.00 + ($10.00 x 10% x 105.00%) = $11.05

Example 2—The Index Ending Level does not change from the Index Starting Level of 876.07. Because the Index Ending Level of 876.07 is the same as the Index Starting Level of 876.07, the Index Return is zero and calculated as follows:

Index Return = (876.07 – 876.07)/876.07 = 0%

Because the Index Return is equal to 0%, the payment at maturity is equal to $10.00 per $10.00 Security.

Example 3—The level of the Index decreases by 10% from an Index Starting Level of 876.07 to an Index Ending Level of 788.46, which is not below the Trigger Level of 438.04. Because the Index Ending Level of 788.46 is less than the Index Starting Level of 876.07, the Index Return is negative and calculated as follows:

Index Return = (788.46 – 876.07)/876.07 = -10%

Because the Index Return is equal to -10%, and the Index Ending Level is not below the Trigger Level, the payment at maturity is equal to $10.00 per $10.00 Security.

Example 4—The level of the Index decreases by 60% from an Index Starting Level of 876.07 to an Index Ending Level of 350.43, which is below the Trigger Level of 438.04. Because the Index Ending Level of 350.43 is less than the Index Starting Level of 876.07, the Index Return is negative and calculated as follows:

Index Return = (350.43 – 876.07)/876.07 = -60%

Because the Index Return is equal to -60%, and the Index Ending Level is below the Trigger Level, investors will lose 1% of their initial investment for each 1% of negative Index Return, and the payment at maturity is equal to $4.00 per $10.00 Security calculated as follows:

Payment at maturity per $10.00 Security = $10.00 + ($10.00 x -60%) = $4.00

Key Risks

An investment in the Securities involves significant risks. Some of the risks that apply to an investment in the Securities are summarized below, but we urge you to read the more detailed explanation of risks relating to the Securities generally in the “Risk Factors” section of the accompanying product supplement B. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Securities.

♦

Your Investment in the Securities May Result in a Loss of Your Initial Investment—The Securities do not guarantee any return of your initial investment. The return on the Securities at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative and if the Index Ending Level is below the Trigger Level. If the Index Ending Level is below the Trigger Level, your initial investment will be exposed to any decline in the Index Ending Level relative to the Index Starting Level. Accordingly, you could lose the entire $10.00 investment that you make in the Securities.

♦

Contingent Protection of Your Initial Investment Applies Only if You Hold the Securities to Maturity—You should be willing to hold your Securities to maturity. If you sell your Securities prior to maturity in the secondary market, you may have to sell them at a discount and your initial investment will not be protected, regardless of whether or not the Index Ending Level is below the Trigger Level.

♦

No Periodic Coupon Payments, Dividend Payments or Voting Rights—As a holder of the Securities, you will not receive periodic coupon payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of component stocks underlying the Index would have. As such, owning the securities is not the same as owning the component stocks underlying the index.

♦

The Securities Have Certain Built-in Costs—While the payment at maturity described in this free writing prospectus is based on the full face amount of your Securities, the original issue price of the Securities includes the agents’ commission and the estimated cost of hedging our obligations under the Securities through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank AG or its affiliates would be willing to purchase Securities from you prior to maturity in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Securities to maturity.

♦

There May be Little or No Secondary Market for the Securities—The Securities will not be listed on any securities exchange. Deutsche Bank AG or its affiliates intends to offer to purchase the Securities in the secondary market but is not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell your Securities easily. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates is willing to buy the Securities.

♦

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Securities, including acting as calculation agent and hedging our obligations under the Securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Securities.

♦

Potential of Deutsche Bank AG Transactions to Impact Price—Trading or transactions by Deutsche Bank AG or its affiliates in the Index and/or over the counter options, futures or other instruments with returns linked to the performance of the Index, may adversely affect the market price of the Index and therefore, the market value of the Securities.

♦

We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that May Be Inconsistent with Investing in or Holding the Securities. Any Such Research, Opinions or Recommendations Could Affect the Level of the Index to Which the Securities Are Linked or the Value of the Securities—We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the Securities, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the Securities. We, our affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the Securities. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Securities and the Index to which the Securities are linked.

♦

Price Prior to Maturity—In addition to the level of the Index on any day, the market price of the Securities will be affected by a number of economic and market factors that may either offset or magnify each other, including: the expected volatility of the Index; the time to maturity of the Securities; the market prices and dividend rates on the component stocks underlying the Index; interest and yield rates in the market generally and in the markets of the component stocks underlying the Index; a variety of economic, financial, political, regulatory or judicial events; supply and demand for the Securities; and our creditworthiness, including actual or anticipated downgrades in our credit ratings.

♦

Credit of the Issuer—The Securities are senior unsecured debt obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Securities, including any principal protection provided at maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG may affect the market value of the Securities and in the event Deutsche Bank AG were to default on its obligations you may not receive the principal protection or any other amount owed to you under the terms of the Securities.

♦

The U.S. Federal Income Tax Consequences of an Investment in the Securities are Unclear—There is no direct legal authority regarding the proper U.S. federal income tax treatment of the Securities, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the Securities are uncertain, and no assurance can be given that the IRS or a court will agree with the treatment of the Securities as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the Securities, the timing and/or character of income thereon might differ materially and adversely from the description herein. As described above, on December 7, 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the Securities. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect. Both U.S. and non-U.S. holders should review carefully the section of the accompanying product supplement entitled “Certain U.S. Federal Income Tax Consequences,” and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Securities (including possible alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The S&P 500® INDEX

The S&P 500® Index is published by Standard & Poor’s (“S&P”), a division of The McGraw-Hill Companies, Inc. As discussed more fully in the underlying supplement No. 1 under the heading “The S&P 500® Index,” the S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the value of the S&P 500® Index is based on the relative value of the aggregate market value of the common stock of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies comprise the S&P 500® Index, with the number of companies included in each group as of December 5, 2008 indicated below: Consumer Discretionary (80); Consumer Staples (41); Energy (40); Financials (84); Health Care (55); Industrials (58); Information Technology (73); Materials (28); Telecommunications Services (9); and Utilities (32).

You can obtain the level of the S&P 500® Index at any time from the Bloomberg Financial Markets page “SPX <Index> <GO>“ or from the S&P website at www.standardandpoors.com.

The graph below illustrates the performance of the S&P 500® Index from December 3, 1998 to December 5, 2008. The historical levels of the S&P 500® Index should not be taken as an indication of future performance.

Source: Bloomberg

The S&P 500® Index closing level on December 5, 2008 was 876.07.

The information on the S&P 500® Index provided in this free writing prospectus should be read together with the discussion under the heading “The S&P 500® Index” in the underlying supplement No. 1. Information contained in the S&P website and Bloomberg Financial Markets page referenced above is not incorporated by reference herein.

Supplemental Underwriting Information

UBS Financial Services Inc. and its affiliates, and Deutsche Bank Securities Inc., acting as agents for Deutsche Bank AG, will receive discounts and commissions of $0.35 per $10.00 Security face amount. We have agreed that UBS Financial Services Inc. may sell all or part of the Securities that it purchases from us to its affiliates at the price to the public indicated on the cover of this free writing prospectus minus a concession not to exceed the discounts and commissions indicated on the cover. See “Underwriting” in the accompanying product supplement B.

Settlement

We expect to deliver the Securities against payment for the Securities on the Settlement Date indicated above, which is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to transact in the Securities more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.